SECURITIES AND EXCHANGE COMMISSION

                                      Washington, D.C. 20549


                       NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                                THE INVESTMENT COMPANY ACT OF 1940




















                                  EAI SELECT MANAGERS EQUITY FUND
                                    (Exact Name of Registrant)

                                     NOTIFICATION OF ELECTION


        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                             SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Norwalk and State of Connecticut on the 2nd day of January, 1996.

                                             EAI SELECT MANAGERS EQUITY FUND




                                             By    /s/ William C. Crerend
                                                     William C. Crerend
                                                     Vice President

Attest:  /s/ Elke Bartel
        Elke Bartel
        Secretary